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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of February

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: February 3, 2006

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 FUTUREMEDIA SUBSIDIARY OPEN TRAINING APPOINTS CLAES YTANDER AS CHIEF EXECUTIVE
                    OFFICER AND ANNOUNCES FOUR NEW CONTRACTS

    BRIGHTON, England and STOCKHOLM, Sweden, Feb. 3 /PRNewswire-FirstCall/ -- Open Training, the Swedish subsidiary of Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, has today announced the appointment of Claes Ytander to Chief Executive Officer.

    Having previously held positions with both GlobalEnglish Corp and as head of the Nordic Division of Skillsoft, Mr. Ytander has built a distinguished career in marketing, sales and business development within the e-learning sector and has extensive knowledge of the industry both locally and around the globe.

    Ytander will replace interim Chief Executive Officer Lotta Sundell who, following a transition period, will leave Open Training in May to begin maternity leave.

    "We are pleased to welcome Claes Ytander to Open Training and to the Futuremedia group of companies," said Chief Executive Officer of Futuremedia plc and Chairman of Open Training Leonard M. Fertig. "He brings a wealth of experience in forging new relationships and marketing products within the field of learning, which will prove invaluable during this period of continued growth. I would also like to thank Lotta Sundell for her important contributions to Open Training's development and her role in leading the company to its current level of success and return to profitability."

    In other news, Open Training today announced the award of four new contracts, totalling approximately $256,000, with clients including SEB, a major Swedish Bank, and Jonkoping Energi, a Swedish power supplier.

    Working alongside SEB, Open Training will develop a Web-based training course aimed at teaching SEB employees how to increase profitability through improving risk management using a Web-based application. For Jonkoping Energi, Open Training will deliver an interactive presentation about a combined power and heating plant which will use waste to produce heat at Torsvik.

    Lotta Sundell, Interim CEO of Open Training commented on the new contracts, "We are excited to have secured these prestigious and valuable assignments with new customers, while continuing to strengthen relationships in our existing client base. Our sales team and developers are able to identify the specific needs of our customers and deliver tailored solutions to meet their requirements, putting Open Training at the forefront of the e-learning marketplace."

    Open Training is a wholly owned subsidiary of Futuremedia plc.

    About Open Training:

    Open Training is a leading e-Learning company in Sweden and provides learning management solutions, production of custom e-Learning as well as consultancy services within learning to customers like Ericsson, Volvo, Merck Sharpe & Dohme, Pfizer and the Swedish Stock Exchange among others.

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from changes in management, contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             02/03/2006
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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